Filed by MSCI Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.
(Commission File No.: 1-33928)

The following slides were used in connection with a webcast for investors hosted by MSCI Inc. and RiskMetrics Group, Inc. on March 1, 2010:

MSCI BARRA
[GRAPHIC OMITTED]                                      [GRAPHIC OMITTED]
                                                       RiskMetrics Group

March 1, 2010
slide00

Important Information for Investors and Stockholders

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. MSCI will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a proxy statement of RiskMetrics that also constitutes a prospectus of MSCI. MSCI and RiskMetrics also plan to file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics.
INVESTORS AND SECURITY HOLDERS OF RISKMETRICS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about
MSCI and RiskMetrics, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI's internet website at www.msci.com or by contacting MSCI's Investor Relations Department at MSCI Inc., Attn: Investor Relations, 88 Pine Street, 2nd Floor, New York, NY
10005 (1-866-447-7874). Copies of the documents filed with the SEC by
RiskMetrics will be available free of charge on RiskMetrics internet website at
www.riskmetrics.com or by contacting RiskMetrics' Investor Relations Department at sarah.cohn@riskmetrics.com (1-212-354-4643).

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction.
Information about the directors and executive officers of RiskMetrics is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23,
2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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slide01

Forward-Looking Statements

This presentation contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI's,
RiskMetrics' and the combined company's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could,"
"expect," "intend," "plan," "seek," "anticipate," "believe," "estimate,"
"predict," "potential," or "continue" or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI's, RiskMetrics' and the combined company's control and that could materially affect actual results, levels of activity, performance, or achievements. Such risks, uncertainties and factors include, but are not limited to: the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company's ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company's ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI's, RiskMetrics' and the combined company's actual results, levels of activity, performance or achievements can be found in MSCI's Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in
RiskMetrics' December 31, 2009 Annual Form 10-K which was filed with the SEC on
February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI's or RiskMetrics' underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI's or
RiskMetrics' current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI's or
RiskMetrics' operations, results of operations, growth strategy and liquidity.
MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.

The information provided herein may include certain non-GAAP financial measures. The reconciliation of such measures to the comparable GAAP figures are included on page 16 of this presentation.

The following slides are part of a presentation by MSCI and are intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

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slide02

The Preeminent Investment Decision Tools Company

MSCI BARRA
[GRAPHIC OMITTED]                                      [GRAPHIC OMITTED]
                                                       RiskMetrics Group

Industry       [] Creates preeminent provider of industry-standard tools for
 Leader           equity performance and portfolio and risk management across asset classes with combined revenues of $746MM(1) and combined
                  Adjusted EBITDA of $314MM(2)
--------------------------------------------------------------------------------
Comprehensive  [] Combines highly complementary providers of risk management
                  Risk Platform tools for asset owners, asset managers, hedge funds, and banks worldwide
--------------------------------------------------------------------------------
   Holistic    [] Enables seamless integration of portfolio and risk management
  Investment      functions across the investment process
Tools Solution
--------------------------------------------------------------------------------
Scalable       [] Leverages combined data, analytics and software platform to
Growth            accelerate growth and enhance profitability
Platform

Notes
1.   Combined revenue figure reflects the sum of MSCI revenues for the fiscal year ending November 30, 2009 and RiskMetrics revenues for the fiscal year ending December 31, 2009
2.   Combined Adjusted EBITDA figure reflects the sum of MSCI Adjusted EBITDA for the fiscal year ending November 30, 2009 and RiskMetrics Adjusted
     EBITDA for the fiscal year ending December 31, 2009. RiskMetrics Adjusted
     EBITDA includes all stock based compensation and one time expenses.
     Reconciliation of MSCI and RiskMetrics Adjusted EBITDA shown on page 16
--------------------------------------------------------------------------------
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Slide03

Significant Financial Benefits

Enhanced       [] Expected to be immediately accretive to cash earnings per
Earnings          share
--------------------------------------------------------------------------------
  Cost         [] Estimated $50MM of cost savings by 2012 from overlapping
Synergies         support functions, market data, office locations and
                  administrative expenses
--------------------------------------------------------------------------------
 Revenue       [] Potential revenue synergies through cross-selling across
Synergies         greatly expanded global client base
--------------------------------------------------------------------------------
 Capital       [] Strong combined free cash flow supports increased financial
Structure         leverage
                    -- Capital structure rapidly delevers
--------------------------------------------------------------------------------
Financial      [] Greater scale, broader client base, enhanced growth profile and increased recurring revenue

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Slide04

A Powerful Combination...

MSCI BARRA
[GRAPHIC OMITTED]                                      [GRAPHIC OMITTED]
                                                       RiskMetrics Group
Complementary  o  Equity performance indices
  Products     o  Equity portfolio analytics          o  Multi-asset class risk
               o  Multi-asset class risk analytics       analytics
                                                      o  Corporate governance
--------------------------------------------------------------------------------
Complementary  Asset Owners               Broker                Hedge Funds
Client Bases                              Dealers
                                Asset
                               Managers             Mutual Funds           Banks
--------------------------------------------------------------------------------
Powerful       [GRAPHIC OMITTED]       [GRAPHIC OMITTED]        [GRAPHIC OMITTED]
 Brands                          [GRAPHIC OMITTED]          [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
 Enhanced         Revenues: $443MM(1)                 Revenues:$303MM (1)
Geographic           [GRAPHIC OMITTED]                      [GRAPHIC OMITTED]
 Footprint

Note
1.   MSCI revenues for the twelve months ended November 30, 2009 and
     RiskMetrics revenues for the twelve months ended December 31, 2009

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Slide05

.. . . With a Comprehensive Product Suite
Complementary Front and Middle Office Diversified Platforms and Products
--------------------------------------------------------------------------------
Equity                                       Fixed Income
--------------------------------------------------------------------------------
Primarily Office Front

Equity Indices                               Fixed Income Analytics
[] Benchmark indices to help measure         [] Fixed income risk models and
   performance and aid in portfolio             software for portfolio construction
   construction and as the bases for            and to measure risk and return
   investment products

Equity Analytics
[] Equity risk models and software for portfolio construction and to measure risk and return

ESG Data and Analytics                       [] Credit Analytics
[] Environmental / socially responsible         Portfolio credit exposure
   research and analytics                       evaluation
                                                through services that include
                                                analytics, data and managed
                                                services

--------------------------------------------------------------------------------
Multi-Asset Class                       Other
--------------------------------------------------------------------------------
                                         Energy and Commodity Analytics
                                         [] Risk and derivative valuation tools
                                            to measure, manage and price risk
                                            in energy and commodities markets
Primarily Middle Office
Multi-Asset Class Risk Analytics         Financial Research
[] Multi-asset class platform for        [] Accounting risk research, training,
   portfolio risk analysis and              due diligence accounting research
   performance attribution                  services and legal risk and analysis

Multi-Asset Class Risk Analytics         Governance Services
[] Standard for multi-asset class        [] Proxy research and
   financial risk measurement               recommendations
                                         [] Proxy voting services
                                            Governance advice to
                                            corporations

      MSCI Products                      RiskMetrics Products

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Slide06

Leverages Platform to Accelerate Growth

Businesses (2009 Revenues)(1)
Highly Scalable Platform

                  Equity                Fixed                   Multi-Asset
Equity            Portfolio             Income                  Class
Indices           Analytics             Portfolio               Risk
($260MM)          ($123MM)              Analytics               Analytics
                                        (~$15MM)(2)             (~$186MM(3)

Platform

Data                     Models & Research                  Technology
Processing

Notes

1.   MSCI revenues for the twelve months ended November 30, 2009 and
     RiskMetrics revenues for the twelve months ended December 31, 2009
2.   Includes $5MM of MSCI Fixed Income Analytics revenues reflected in Other
     Products for reporting purposes and approximately $10MM of RiskMetrics
     Fixed Income Analytics revenues, which is included in Risk segment revenues for reporting purposes
3.   Multi-Asset Class Risk Analytics revenues include $38MM of MSCI
     Multi-Asset Class Portfolio Analytics revenues and $159MM of RiskMetrics
     Risk segment revenues, excluding approximately $10MM of RiskMetrics Fixed
     Income Analytics revenues included in Risk segment revenues for reporting purposes
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Slide07

Identified Synergies

Compensation      [] Elimination of overlapping positions across broad range of
Expense              functions
Savings           [] Opportunity to relocate positions to emerging market
                     centers
--------------------------------------------------------------------------------
Non-Compensation [] Significant savings across data centers, network, market
                    Expense Savings data, occupancy, G&A and other public
                    company expenses

--------------------------------------------------------------------------------
Revenue           [] Cross-sell opportunities across combined client bases and
Opportunities        regional footprints
                  [] Creation of new products and product enhancements produced from best-in-breed features
--------------------------------------------------------------------------------

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Slide08

Enhanced Scale and Growth Profile

                  MSCI (1)           RiskMetrics (1)(2)          Pro Forma MSCI

Revenues ($MM)
                  [GRAPHIC OMITTED]   [GRAPHIC OMITTED]        [GRAPHIC OMITTED]

                  MSCI (1)           RiskMetrics (1)(2)          Pro Forma MSCI

Revenues ($MM)
                  [GRAPHIC OMITTED]   [GRAPHIC OMITTED]        [GRAPHIC OMITTED]

Adjusted EBITDA ($MM)
                  [GRAPHIC OMITTED]   [GRAPHIC OMITTED]        [GRAPHIC OMITTED]

Notes
1    MSCI figures shown for the fiscal years ending November 30 and RiskMetrics figures shown for the fiscal years ending December 31. RiskMetrics 2007 figure is pro forma to include ISS and CFRA for the full year
2    RiskMetrics Adjusted EBITDA includes all stock based compensation and one time expenses. Reconciliation of Adjusted EBITDA shown on page 16

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Slide09

Increased Revenue Diversification

                  MSCI (1)           RiskMetrics (1)(2)          Pro Forma MSCI

Revenues(1)($MM)
                  [GRAPHIC OMITTED]   [GRAPHIC OMITTED]        [GRAPHIC OMITTED]

                  MSCI (1)           RiskMetrics (1)(2)          Pro Forma MSCI

Revenue Composition (1)

                  [GRAPHIC OMITTED] [GRAPHIC OMITTED] [GRAPHIC OMITTED] Notes 1
MSCI revenues for the twelve months ended November 30, 2009 and
     RiskMetrics revenues for the twelve months ended December 31, 2009 2
Represents ISS segment revenues 2 Subscription revenue represents RiskMetrics recurring revenue as a percent
     of total revenue

             Subscription (Non-Market Based)    Asset Based Fee     Other

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Slide10

Key Transaction Terms

Offer Price       $21.75 comprised of $16.35 of cash and 0.1802 shares of MSCI
Per Share         per RiskMetrics share
--------------------------------------------------------------------------------
Structure         75% cash / 25% stock to common shareholders
--------------------------------------------------------------------------------
Transaction       $1.55Bn fully-diluted equity value (1)
Value
--------------------------------------------------------------------------------
RiskMetrics       11%-13% (2)
Shareholder
Ownership
--------------------------------------------------------------------------------
Transaction       Existing cash plus up to $1,375MM in committed senior credit
Financing         facilities comprised of $1,275MM Term Loan B and $100MM
                  revolving facility
--------------------------------------------------------------------------------
Conditions        Approval of RiskMetrics shareholders, anti-trust clearance and receipt of transaction financing
--------------------------------------------------------------------------------
Targeted          Fiscal third quarter
Closing
--------------------------------------------------------------------------------
Notes
1    Reflects cash and stock consideration to RiskMetrics holders of common stock, restricted stock and options. Restricted stock and options valued at intrinsic value assuming Treasury Stock Method based on MSCI closing price of $29.98 as of February 26, 2010
2    Pro forma fully-diluted ownership assuming issuance of 13.9MM - 16.3MM
     MSCI shares. Exact number of MSCI shares issued will depend on number of
     RiskMetrics options exercised prior to closing

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Slide11

Capitalization Post Closing

                      Pro Forma Transaction Capitalization

Illustrative Sources & Uses
$MM
--------------------------------------------
Sources
--------------------------------------------
Existing Cash                            642
Equity Consideration (1)                 384

Transaction Debt                       1,275
Total Sources                          2,301
--------------------------------------------
Uses
--------------------------------------------
Purchase of Equity                     1,547
Repayment of Existing Debt               668
Transaction Costs                         85
Total Uses                             2,301

MSCI Capitalization - Pro Forma For Transaction
                                      Standalone      Standalone    Illustrative
                                            MSCI     RiskMetrics       Pro Forma
$MM                                   11/30/2009      12/31/2010            MSCI
Cash                      471                                227             156
Total Debt                380                                289           1,275
2009 Adjusted EBITDA(2)   215                                 99             314

Net Debt / 2009 Adjusted EBITDA                                             3.6x
Net Debt / 2009 Adjusted EBITDA + Run-rate Synergies (3)                    3.1x

Free Cash Flow                            153(4)              70             223
--------------------------------------------------------------------------------
Note:     $100MM revolver remains undrawn

Notes
1    Assumes 75% cash / 25% stock consideration mix offered to all fully-diluted RiskMetrics shares. Restricted stock and options valued at intrinsic value. Assumes Treasury Stock Method and MSCI closing price of
     $29.98 as of February 26, 2010
2    MSCI and RiskMetrics' figures for fiscal years November 30, 2009 and
     December 31, 2009, respectively. RiskMetrics Adjusted EBITDA includes all stock based compensation and one time expenses; reconciliation of Adjusted
     EBITDA shown on page 16
3    Assumes $50MM of run-rate synergies
4    Excludes $35MM non-recurring payable to related parties; reconciliation of free cash flow shown on page 16

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Slide11

Financially Compelling to Stockholders

                         Illustrative Pro Forma Impact

2009 Illustrative Pro Forma Impact          MSCI     RiskMetrics

                                  For the 12 Months Ended,
                                  ------------------------
($MM, Unless Otherwise Noted)     11/30/2009    12/31/2009  Combination Impact
---------------------------------------------------------------------------------------
Revenue                                  443           303  Potential revenue synergies
Operating Expenses                       266           213  $50MM run-rate synergies
Intangible Amortization Expense           26            23  Replaced by transaction
                                  ----------   -----------    intangible amortization
Operating Income                         151            67
Interest Expense, Net and Other           19            20  Replaced by new $1.375Bn
                                  ----------   -----------   credit facility and
                                                             lower cash balances
Pre-Tax Income                           132            47
                                  ----------   -----------
Net Income                                82            31
                                  ----------   -----------
Cash EPS Adjustment Categories

Amortization of Intangibles
Non-Recurring Stock Based Compensation
Transaction-Related Non-Recurring Fees and Expenses

--------------------------------------------------------------------------------

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Slide12

Appendix

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Slide13

Powerful Combination(1)

Offices          [] 21 offices in 15 countries     [] 20 offices in 13 countries
--------------------------------------------------------------------------------
Employees        [] 878 full time employees        [] 1,140 full time employees
--------------------------------------------------------------------------------
Headquarters     [] New York headquarters          [] New York headquarters
--------------------------------------------------------------------------------
Clients          [] 3,100+ clients                 [] 3,500+ clients
--------------------------------------------------------------------------------
Run Rate / ACV   [] $461MM                         [] $283MM
--------------------------------------------------------------------------------
% Subscription   [] 84%                            [] 93%(2)
--------------------------------------------------------------------------------

1    All figures as of November 30, 2009 and December 31, 2009 for MSCI and
     RiskMetrics, respectively
2    Subscription revenue represents RiskMetrics recurring revenue as a percent of total revenue
3    MSCI revenues for the twelve months ended November 30, 2009 and
     RiskMetrics revenues for the twelve months ended December 31, 2009
4    Represents ISS segment revenues

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Slide11

GAAP Reconciliation
                              GAAP Reconciliation

MSCI Adjusted EBITDA Reconciliation
($MM, except per share data)                                 2007      2008      2009
-------------------------------------------------------------------------------------
Adjusted EBITDA                                             159.1     194.8     215.1
Impairment of goodwill and intangible asset                     --                  -
Founders grant expense                                        0.8      25.6      26.6
Amortization of intangible assets                            26.4      28.5      25.6
Depreciation and amortization of property and equipment       2.0       5.0      12.0
Interest, other (income) expense, net                       (3.3)      26.1      19.3
Income tax expense                                           52.2      41.4      49.9
Net income                                                   81.1      68.3      81.8
MSCI Free Cash Flow Reconciliation                                               2009

Net cash provided by operating activities                                       130.9
Purchased property, equipment and leasehold improvements                       (13.4)
Payable to related parties                                                       35.0
Free Cash Flow                                                                  152.5

RiskMetrics Adjusted EBITDA Reconciliation(1)
($MM, except per share data)                                2007        2008     2009
-------------------------------------------------------------------------------------
Adjusted EBITDA                                             66.0        90.7     98.7
Impairment of goodwill and intangible asset                    -       160.1        -
Founders grant expense                                         -           -        -
Amortization of intangible assets                           19.1        21.8     23.4
Depreciation and amortization of property and equipment      7.4         8.8      8.3
Interest, other (income) expense, net                       35.4        26.3     20.3
Income tax expense                                           1.7        10.7     15.6
Net income                                                   2.4     (136.9)     31.1
RiskMetrics Free Cash Flow Reconciliation                                        2009

Net cash provided by operating activities                                        77.2
Purchase of property and equipment                                              (7.1)
Payable to related parties                                                          -
Free Cash Flow                                                                   70.1

Note
1    Calculation of Adjusted EBITDA differs from that used by RiskMetrics, which excludes all stock based compensation expense and one-time items

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Slide16

Illustrative Share Issuance
                  Illustrative Pro Forma Ownership Impact(1)

Lower Ownership Dilution Scenario (2)
Assumes All Exercisable Options are Exercised

                                            Units     MSCI Share                    Option       Pro Forma
                                      Outstanding    Equivalents                  Proceeds    FD Ownership
                                             (MM) (MM)(4) Unit Type(s) ($MM)
(%)
----------------------------------------------------------------------------------------------------------
Common Shares Outstanding                    63.4           11.4   Common Stock          -            9.4%
Restricted Stock                              0.2            0.2           RSUs          -            0.1%
Exercisable Options                           9.5            1.7   Common Stock       61.5            1.4%
Non-Exercisable Options                       2.9            0.6        Options          -            0.5%
Total RiskMetrics Equity Units               76.1           13.9                      61.5           11.4%
MSCI Existing Fully-Diluted Shares                         107.8                                     88.6%
Pro Forma Fully-Diluted Shares                             121.7
----------------------------------------------------------------------------------------------------------

Higher Ownership Dilution Scenario(3)
Assumes Only RiskMetrics CEO's
Exercisable Options are Exercised
                                            Units     MSCI Share                    Option       Pro Forma
                                      Outstanding    Equivalents                  Proceeds    FD Ownership
                                             (MM) (MM)(4) Unit Type(s) ($MM)
(%)
----------------------------------------------------------------------------------------------------------
Common Shares Outstanding                    63.4           11.4   Common Stock          -            9.2%
Restricted Stock                              0.2            0.2           RSUs          -            0.1%
Exercisable Options                           9.5            4.1   Common Stock
                                                                      & Options        3.3            3.3%
Non-Exercisable Options                       2.9            0.6        Options          -            0.5%
Total RiskMetrics Equity Units               76.1           16.3                       3.3           13.1%
MSCI Existing Fully-Diluted Shares                         107.8                                     86.9%
Pro Forma Fully-Diluted Shares                             124.1
----------------------------------------------------------------------------------------------------------
Notes
1    Based on options outstanding as of February 25, 2010
2    Assumes all holders of exercisable options exercise their options, paying the exercise price and receiving RiskMetrics common stock prior to closing while all holders of non-exercisable options and restricted stock roll their units into MSCI units at closing
3    Assumes only RiskMetrics CEO exercises his options while all other holders of options and restricted stock roll their units into MSCI units at closing
4    Represents shares issued on a gross basis and options on a fully-diluted treasury method basis

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Slide17